Speaking Roses International, Inc.




December 7, 2005

By EDGAR and Facsimile (202) 942-9516

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-0306

Attention:        Ms. Babette Cooper
                  Staff Accountant

         Re:      Speaking Roses International, Inc.
                  Form 8-K Item 4.02 filed November 25, 2005
                  File No. 0-22515

Dear Ms. Cooper,

         We are in receipt of the Staff's letter dated December 2, 2005 regarding the above referenced filing. Our responses to your comments are as follows:


Comment No. 1:

         We note your restatement to the financial statements as of June 30, 2005 related to the settlement of shareholder loans with your common stock. Please tell us your reasons for classifying $449,871 as interest expense in the statement of operations. It appears the excess fair value of the non-monetary assets transferred to the shareholders should be treated as a deemed distribution or dividend for accounting purposes rather than as interest expense. Provide us with your source in the accounting literature that supports your presentation in the financial statements.


Company's response:

         Two shareholders of Speaking Roses International, Inc. (the Company) each loaned the Company $250,000 on March 25, 2005. They received promissory notes bearing interest at an annual rate of 12% , which were due on June 25, 2005. The notes were each collateralized with 500,000 shares of the Company's common stock. On the due date of June 25, 2005, the Company was unable to make cash payment on the notes. Therefore, the Company entered into an agreement with the shareholders to settle the notes payable and related accrued interest thereon by issuing the collateral on the notes (500,000 shares of common stock) to each note holder. The difference between the fair value of the common shares and the carrying value of the notes payable and related accrued interest was


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recorded as additional interest expense to reflect the actual interest paid on the Company's obligations for the period they were outstanding. The number of shares held as collateral was negotiated and agreed upon at the date of issuance of the notes. The Company's cash flows from operating activities were negative and its ability to obtain debt or equity financing is significantly limited because of continuing losses. Because of the Company's inability to obtain financing from other sources, it was willing to secure the notes with the shares. We believe that the circumstances surrounding the negotiations demonstrate that the difference between the fair value of the common shares and the carrying value of the notes and related accrued interest was a return on funds that the note holders required in order to make the loans.

         Emerging Issues Task Force ("EITF") Issue 98-5 addresses accounting for beneficial conversion features in connection with the issuance of convertible debt or convertible preferred stock. In accordance with EITF 98-5, the amount of a beneficial conversion feature related to convertible debt is recorded as interest expense. Although the settlement of these notes and related accrued interest for common stock is not considered a beneficial conversion feature, it is similar in nature in that the note holders had a beneficial exchange of their debt instruments for the Company's equity instruments. Accordingly, we determined that classification of this difference as interest expense was the appropriate accounting treatment and reflects the substance of the transaction. For this not to impact the statement of operations, would be misleading to the results of operations for the quarter in which the transaction took place.


Comment No. 2:

         In the notes to the June 30, 2005 financial statements, you state the loans matured on Saturday, June 25, 2005 and the shares of common stock were issued on such date. Please provide us with your basis for valuing the common stock at $966,000 given the OTC Bulletin Board's opening trading price of $1.01 per share on Monday, June 27, 2005.

Company's response:

         Because the Company's common stock is thinly traded and therefore subject to high volatility, we do not believe that a single day's stock price is an appropriate measure of the fair value of a share of common stock. For this transaction, we determined the fair value of the stock using the average closing stock price for the ten trading days prior to the issuance of the shares. Attached is a schedule showing the range of daily stock prices used in arriving at the fair value of the shares issued and also shows the detail of the calculation of the additional interest expense. In addition, we note that the difference between the fair value of the common stock on the date of settlement of $1.01 and the average closing price for the ten-day period of $.966 is $.044. This $44,000 difference is approximately 3% of the net loss for the three months ended June 30, 2005 and approximately 2% of the net loss for the six months ended June 30, 2005, which we do not consider to be material when taking into consideration all of the factors set forth in SAB No. 99. In addition, this difference would have no impact on the net loss per common share for the three and six months ended June 30, 2005.


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         In response to the Staff's request, we hereby acknowledge the following:

         o the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

         o Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If members of the Staff have any further comments or questions or require any additional information, please contact me by telephone at 801-677-7673 or by facsimile at 801-677-0205.


Very truly yours,


/s/Bradley E. Wittwer
Bradley E. Wittwer
Chief Financial Officer
Speaking Roses International, Inc.



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Speaking Roses International, Inc.
Symbol SRII



       Date       Open    High        Low         Close/Last       Volume
     6/24/2005     1.00   1.01        1.00          1.01               0
     6/23/2005     1.00   1.01        1.00          1.01               0
     6/22/2005     1.00   1.01        1.00          1.01          21,000
     6/21/2005     1.00   1.01        0.90          0.90               0
     6/20/2005     1.00   1.01        0.90          0.90               0
     6/17/2005     1.00   1.01        0.90          0.90               0
     6/16/2005     1.00   1.01        0.90          0.90           1,500
     6/15/2005     1.01   1.01        1.01          1.01             300
     6/14/2005     1.01   1.01        1.01          1.01               0
     6/13/2005     1.01   1.01        1.01          1.01               0

                                   Average        0.9660


Issued shares as of June 25, 2005                              1,000,000

Estimated value of shares as of 6/25/05                      $966,000.00
Accrued interest as of 6/25/05                                $16,129.04
Principal amount of
notes payable                                                $500,000.00
Difference (Interest expense)                                $449,870.96





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